

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2016

Mr. Garrett E. Pierce
Chief Financial Officer
Orbital ATK, Inc.
45101 Warp Drive
Dulles, VA 20166

> **Re: Orbital ATK, Inc.**
> **Form 10-K for the Year Ended March 31, 2015**
> **Filed June 1, 2015**
> **Form 8-K filed on October 27, 2015**
> **File No. 001-10582**

Dear Mr. Pierce:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on October 27, 2015
Exhibit 99.1

1. We note that on page 2 of your press release filed on Form 8-K, you disclose certain financial measures that are non-GAAP adjusted financial results. Please ensure that all non-GAAP financial measures are given titles that are not the same or confusingly similar to the titles used for the GAAP measures. In this regard, your table on page 2 and the discussion below the table reference "revenues" and "operating income." Because these amounts are non-GAAP adjusted amounts, they should be given titles such as adjusted revenues or adjusted operating income. Please revise accordingly. See Item 10(e)(1)(ii)(E) of Regulation S-K. Also, please revise to present and discuss the financial measures calculated in accordance with GAAP with equal or greater prominence than any non-GAAP financial measures. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 of Item 2.02 of Form 8-K which requires that GAAP measures be presented with equal or greater prominence than any non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure